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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                -----------------

                               WALBRO CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           TI AUTOMOTIVE SYSTEMS, INC.
                                  TI GROUP PLC
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                  (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                    931154108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID LILLYCROP
                          DIRECTOR AND GENERAL COUNSEL
                                  TI GROUP PLC
                                50 CURZON STREET
                                 LONDON W1Y 7PN
                               011-44-171-560-5700

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             JOHN EVANGELAKOS, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000






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         This Amendment No. 2 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by TI Group plc ("Parent") and TI Automotive Systems, Inc. (the "Purchaser") on May 4, 1999 as amended by Amendment No. 1 to such Schedule filed with the SEC on May 18, 1999 (as so amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.50 per share ("Shares"), of Walbro Corporation (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase filed as Exhibit (a)(1) thereto.


ITEM 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         Item 3 of the Schedule 14D-1 is hereby amended as follows:

         The information set forth in Section 10 in the Offer to Purchase is amended to include, at the end of Section 10 on page 21, the following paragraph:

         On May 18, 1999, Parent issued the following press release:

HEADLINE:  TI Group says U.S. antitrust waiting period expired May 15

BODY:
         LONDON (AFX) - TI Group PLC said the Hart-Scott-Rodino period, required by U.S. antitrust law in relation to its tender offer for Walbro Corp, expired May 15.

         The offer continues to be subject to certain other conditions, including approval under European antitrust law, and the valid tender of that number of Walbro shares which represents a majority of Walbro's outstanding shares on a fully diluted basis.

ITEM 10.  Additional Information.

         Item 10 of the Schedule 14D-1 is hereby amended as follows:

         The information set forth in Section 16 in the Offer to Purchase is amended to include, at the end of the second paragraph on page 31, the following paragraph:

         On May 18, 1999, Parent issued the following press release:

HEADLINE:  TI Group says U.S. antitrust waiting period expired May 15

BODY:




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         LONDON (AFX) - TI Group PLC said the Hart-Scott-Rodino period, required by U.S. antitrust law in relation to its tender offer for Walbro Corp, expired May 15.

         The offer continues to be subject to certain other conditions, including approval under European antitrust law, and the valid tender of that number of Walbro shares which represents a majority of Walbro's outstanding shares on a fully diluted basis.


ITEM 11.  Material to be filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding the following
Exhibit:

(a)(10) Press release, dated May 18, 1999.





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



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1999
                                            TI GROUP PLC



                                            By:    /s/ David Lillycrop
                                                  ------------------------------
                                            Name:  David Lillycrop
                                            Title: Director


                                            TI AUTOMOTIVE SYSTEMS, INC.



                                            By:    /s/ William J. Laule
                                                  ------------------------------
                                            Name:  William J. Laule
                                            Title: President




                                       -3-

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                                  EXHIBIT INDEX


EXHIBIT                                                                PAGE
NUMBER                       EXHIBIT NAME                             NUMBER
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(a)(10)         Press Release, dated May 18, 1999                        5
















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